Term sheet To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 23-I dated March 22, 2006	Term Sheet No. 1 to Product Supplement No. 23-I Registration Statement No. 333-130051 Dated March 23, 2006; Rule 433
Structured Investments	JPMorgan Chase & Co. $ 12% Buffered Reverse Exchangeable Notes due March 28, 2007 Linked to the Common Stock of Advanced Micro Devices, Inc.

General
  Senior unsecured obligations of JPMorgan Chase & Co. maturing March 28, 2007*.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or a cash payment of $100 plus delivery of shares of the common stock of Advanced Micro Devices, Inc., which we refer to as the Reference Stock, in each case, together with any accrued and unpaid interest, as described below.
  The notes will pay 12% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. However, the notes do not guarantee any return of principal at maturity in excess of $100 per $1,000 principal amount note. Instead, the payment at maturity will be based on the final share price of the Reference Stock, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 28, 2006 and are expected to settle on or about March 31, 2006*.

Key Terms

Reference Stock:	The common stock of Advanced Micro Devices, Inc., par value $0.01 per share (NYSE symbol “AMD”). We refer to Advanced Micro Devices, Inc. as “AMD.”
Interest Rate:	12% per annum, paid monthly and calculated on a 30/360 basis.
Interest Payment Date:	The 28th day of each month, commencing with the Interest Payment Date on April 28th, 2006, to and including the Maturity Date.
Payment at Maturity:	The payment at maturity, in excess of accrued and unpaid interest, is based on the performance of the Reference Stock:

  If the Final Share Price is greater than, equal to, or does not decline from the Initial Share Price by more than the Buffer Amount, you will receive 100% of your principal at maturity.
  If the Final Share Price declines from the Initial Share Price by more than the Buffer Amount, you will receive (i) the number of shares of the Reference Stock equal to the Physical Delivery Amount (plus any cash that we will pay in lieu of fractional shares); and (ii) the Cash Buffer Payment. The market value of the Physical Delivery Amount will most likely be less than the principal amount of your notes and may be zero.

Physical Delivery Amount:	The number of shares of Reference Stock, per $1,000 principal amount of the notes, equal to $1,000 divided by the Initial Share Price.
Buffer Amount:	An amount which represents 10% of the Initial Share Price.
Cash Buffer Payment	$100 per $1,000 principal amount note.
Initial Share Price:	$ , the closing price of the Reference Stock on the Pricing Date, divided by the Exchange Ratio.
Final Share Price:	The closing price of the Reference Stock on the NYSE on the Observation Date.
Exchange Ratio:	1.00, subject to adjustments under certain circumstances. See “General Terms of Notes — Anti-dilution Adjustments” in the accompanying product supplement for further information.
Observation Date:	March 23, 2007*
Maturity Date:	March 28, 2007*
*	Subject to postponement in the event of a market disruption event, as described under “General Terms of Notes” in the accompanying product supplement no. 23-I.

Investing in the Buffered Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 23-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement and product supplement no. 23-I) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 23-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 23-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other dealers of approximately $30 per $1,000 principal amount note. The concessions of $30 include concessions to be allowed to selling dealers and concessions to be allowed to an arranging dealer. The actual commission received by JPMSI may be more or less than $40 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be paid to other dealers, exceed $50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-26 of the accompanying product supplement no. 23-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 23, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 23-I dated March 22, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 23-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 23-I dated March 22, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000740/e23665_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 12% interest per year, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

  THE NOTES PROVIDE SOME LIMITED PROTECTION AGAINST LOSS — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price by more than the Buffer Amount. Under these circumstances, you will be entitled to your principal, even if the Reference Stock has closed or traded below the Initial Share Price by more than the Buffer Amount on any trading day prior to the Observation Date. However, if the Final Share Price declines by more than the Buffer Amount from the Initial Share Price, you could lose up to $900 on each $1,000 principal amount note that you invest in.

  TAXED AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 23-I, Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine what portion of the periodic payments made to you with respect to the notes will be treated as interest on the Deposit and as premium in consideration of your entry into the Put Option and will provide such allocation in the final term sheet or pricing supplement for the notes, If the notes had priced on March 22, 2006 and we had made such determination on that date, of the $10.00 monthly coupon payable per $1,000 principal amount note, we would treat $4.28 as interest on the Deposit and $5.72 as Put Premium, The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the pricing date, Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income while receipt of the Put Premium will not be taxable to you. However, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 23-I dated March 22, 2006.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $100 per $1,000 principal amount note. The payment at maturity will be based on the Final Share Price and, under certain circumstances, you will receive at maturity, for each $1,000 principal amount note $100 plus a predetermined number of shares of the Reference Stock. The market value of those shares of the Reference Stock will most likely be less than the principal amount of each note and could be zero. Accordingly, you could lose up to $900 on each $1,000 principal amount note that you invest in.

  YOU RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — If the Final Share Price is greater than or equal to the Initial Share Price, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights, dividend payments or other distributions. In addition, AMD will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

JPMorgan Structured Investments — Buffered Reverse Exchangeable Notes Linked to the Common Stock of Advanced Micro Devices, Inc.	TS-1

  NO AFFILIATION WITH AMD — We are not affiliated with AMD. We assume no responsibility for the adequacy of the information about AMD contained in this term sheet or in product supplement no. 23-I. You should make your own investigation into the Reference Stock and AMD. We are not responsible for AMD’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY —The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with AMD, including extending loans to, or making equity investments in, AMD or providing advisory services to AMD. In addition, one or more of our affiliates may publish research reports with respect to AMD, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of a note, you should undertake an independent investigation of AMD as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE
  NOTES   — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the Reference Stock closes below the Initial Share Price by more than the Buffer Amount, the dividend rate paid on the Reference Stock, the expected volatility in the Reference Stock, various events that affect the Reference Stock or stock markets generally, interest and yield rates in the market generally, the time remaining to maturity of the notes and our credit worthiness.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

       The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices. In addition, for this table of hypothetical payments at maturity, we have also assumed the following:

the Initial Share Price: $35	the Buffer Amount: $3.50
the Cash Buffer Payment: $100	Interest: 12%

Hypothetical Final Share Price	Payment at Maturity	Cash Buffer Payment at Maturity	Total Value of Payment Received at Maturity*

$40.00	$1,000.00	$0.00	$1,000.00

$35.00	$1,000.00	$0.00	$1,000.00

$32.00	$1,000.00	$0.00	$1,000.00

$31.50	$1,000.00	$0.00	$1,000.00

$25.00	approximately 29 shares of the Reference Stock	$100	$825.00

$20.00	approximately 29 shares of the Reference Stock	$100	$680.00

$15.00	approximately 29 shares of the Reference Stock	$100	$535.00

$0.00	approximately 29 shares of the Reference Stock	$100	$100.00

* Note that you will receive at maturity, in addition to either shares of the Reference Stock or the principal amount of your note in cash, any accrued and unpaid interest in cash.

       As illustrated by the table above, you will receive a cash payment of $1,000 plus any accrued and unpaid interest, whether the hypothetical Final Share Price is $40, $35, $32 or $31.50. This is because as long as the hypothetical Final Share Price does not decline from the hypothetical Initial Share Price of $35 by more than $3.50, you will receive at maturity the principal amount of your notes. It is unlikely you will receive more than the principal amount of your notes, regardless of the appreciation in the value of the Reference Stock at maturity, which could be significant.

       However, when the Final Share Price falls below the Initial Share Price by more than $3.50, you will receive at maturity a predetermined number of shares of the Reference Stock equal to approximately 29 shares ($1,000 divided by

JPMorgan Structured Investments — Buffered Reverse Exchangeable Notes Linked to the Common Stock of Advanced Micro Devices, Inc.	TS-2

the Initial Share Price of $35) plus a Cash Buffer Payment of $100.00. As the hypothetical Final Share Price of the Reference Stock declines, so does the value of the payment you receive at maturity, assuming the market value of the Reference Stock on the Maturity Date does not increase above the Initial Share Price. If the hypothetical Final Share Price is $20, the shares of Reference Stock you receive at maturity will be worth only approximately $580 (29 shares multiplied by $20 per share), which means that you would have lost $320.00 of your initial $1,000 investment after taking into account the Cash Buffer Payment. In the worst case, if the Final Share Price is $0, the total value of the payment you receive at maturity would equal the Cash Buffer Payment of $100.00 because the Reference Stock you receive would be worth nothing, and you would have lost $900.00 of your initial $1,000 investment.

       Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will have received interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $120 over the term of the notes. If we priced the notes on March 22, 2006, you would have received 29 shares of the Reference Stock and the Cash Buffer Payment of $100 at maturity, provided the Final Share Price declined from the Initial Share Price by more than $3.44. The actual number of shares of Reference Stock you receive at maturity and the actual Buffer Amount may be more or less than the amounts displayed in this hypothetical and will depend on the closing price of the Reference Stock on the pricing date.

The Reference Stock

Public Information

       All information contained herein on the Reference Stock and on AMD is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, AMD is a semiconductor company that designs, manufactures and markets microprocessor solutions for the computing, communications and consumer electronics markets. The Reference Stock is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange in the accompanying product supplement no. 23-I. Information provided to or filed with the SEC by AMD pursuant to the Exchange Act can be located by reference to SEC file number 001-07882, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

       The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 1, 2001 through March 22, 2006. The closing price of the Reference Stock on March 22, 2006 was $34.37. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

       Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment in excess of the Cash Buffer Payment.

We make no representation as to the amount of dividends, if any, that AMD will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments — Buffered Reverse Exchangeable Notes Linked to the Common Stock of Advanced Micro Devices, Inc.	TS-3